Exhibit 10.32

John D. Angster	(630) 438-3355
Vice President	Fax (630) 438-3880
Human Resources

PERSONAL AND CONFIDENTIAL

June 13, 2003

Mr. Rick Dow

633 Thoreau Drive

Burnsville, MN 55337

Dear Rick:

It is with great pleasure that we at Midas confirm the offer of employment to you as Senior Vice President and Chief Marketing Officer reporting to the Chief Executive Officer, Alan Feldman. The effective date of your employment is June 13, 2003.

Your base salary will be at an initial annual rate of $225,000 and will be reviewed annually.

You will be a participant in the Midas Annual Incentive Compensation Plan. Incentive compensation awards are contingent on company and individual performance and are earned and paid in the year following that for which performance is measured. Your target incentive opportunity shall be fifty (50) percent of base salary. For 2003, you will be eligible for a pro-rata award based on that portion of the plan year you were employed by Midas International.

As a material inducement to your acceptance of employment with the company, you will, upon your employment, be granted a stock option agreement providing for the option to purchase 60,000 shares of Midas. Inc. The options have a vesting schedule which provides for one-fifth of the grant vesting on each of the next five anniversary dates of your employment. The option “price” is determined by Midas’ closing price on the date of your employment. If you retire, become disabled, or die, all options not yet vested will immediately vest to you or your legal representative. If you voluntarily terminate your employment with notice or are terminated by the company, all options not theretofore vested shall be forfeited.

Also as a material inducement to your acceptance of employment with the company, you will, upon your employment, receive a restricted stock agreement providing for a grant of 10,000 shares of Midas, Inc. These restricted shares will have a vesting schedule which provide for one-fourth of the grant on each of the next four anniversary dates of your employment. If you retire, become disabled, or die, all shares not yet vested will immediately vest to you or your legal representative. If you voluntarily terminate your employment with notice or are terminated by the company, all shares not theretofore vested shall be forfeited.

Mr. Rick Dow

June 13, 2003

The stock option and restricted stock grants described above are subject to Board approval and are being made outside of the Midas, Inc. Stock Incentive Plan, but will be governed by the provisions of such Plan as if they had been granted under it.

Subject to Board approval, you will be provided with a Change in Control Agreement. This agreement provides for (i) a lump sum payment in an amount equal to three (3) times your then current base salary and incentive compensation (grossed up for excise taxes) in the event of any involuntary termination of your employment without cause at any time within three (3) years after a change of control of Midas, Inc. (all as defined in the agreement), and (ii) continuation of executive medical, dental and basic life insurance benefits for a three (3) year period.

In the event of any involuntary termination of your employment (excluding engagement in gross conduct injurious to the Company), you will be provided with (i) a lump sum payment equal to twelve (12) months of base salary (excluding automobile allowance), and (ii) reimbursement for COBRA coverage (medical and dental) for a twelve (12) month period immediately following termination. You would not be entitled to these severance payments in the event of a termination following a change of control of the nature described in Section 4(b) of your Change in Control Agreement, but only to the extent that such agreement is then still in effect.

You will also be eligible for participation in a personal financial planning assistance program. As a result, you will be reimbursed up to $5,000 annually for professional financial counseling including attorneys’ and accountants’ fees, for investment and insurance advice, tax planning (including preparation of tax returns), compensation and benefits analysis and estate planning.

You will be immediately eligible for participation in the Midas Health Plan. You have the option of either the Preferred Provider Plan or the Point of Service Plan. In addition, you are eligible to participate in the Executive Medical Reimbursement account which provides for the reimbursement of incurred expenses which are not covered by the Midas Health and Dental Plans of up to a maximum of $6,000 per year.

You also will be immediately eligible to participate in the Executive Life Insurance (term life) and Executive Disability Program. Further explanation of the above and enrollment forms will be provided to you upon joining the company.

You will be immediately eligible for participation in the Midas Executive Retirement Program (deferred compensation) and the Midas Retirement Savings Plan (401-K) and pension program. Midas’ Executive Retirement Program provides for the deferral of income (up to 15 percent of base salary and annual incentive in any year). The executive’s deferral is matched dollar-for-dollar by the company up to 6 percent of the executive’s compensation. The amounts deferred under the plan are invested at prime rate. You would first participate in the Midas 401-K plan (at the same company match after the first year) to the IRS limits and then, for amounts exceeding the IRS limits, in the Executive Retirement Plan. A copy of the plan will be provided to you upon joining the company.

Mr. Rick Dow

June 13, 2003

You will receive an automobile allowance of $1,550 per month.

You will receive four weeks of vacation commencing in your first year of employment and thereafter until you are eligible to receive additional vacation time under company policy.

You will be provided relocation assistance including expense reimbursement for house hunting, new home purchase costs, temporary living for up to 150 days, an additional relocation travel allowance up to $4,000 over eighteen (18) months for commuting between Chicago and Minneapolis, movement of household goods, and a miscellaneous relocation allowance.

This offer is contingent upon your taking and satisfactorily passing a drug screen exam and submitting to a background verification check. Upon acceptance of this offer, Midas will forward information to you regarding drug screening and background verification.

I very much look forward to your joining us. I strongly believe that both you and Midas will derive substantial benefit from this professional association. If you have any questions about any aspect of this letter or your employment arrangements, please feel free to call me.

Sincerely,

John D. Angster

Vice President Human Resources

JDA:pl

c: A. Feldman

I understand and agree to the above terms:

(Date)	(Signature)